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Alan F. Denenberg

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2011 tel 650 752 3611 fax alan.denenberg@davispolk.com

FOIA Confidential Treatment Request

Pursuant to Rule 83 by ShockWave Medical, Inc.

February 8, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention:	Ms. Tara Harkins
Ms. Lynn Dicker Mr. Thomas Jones Mr. Geoff Kruczek

Re:	ShockWave Medical, Inc. Draft Registration Statement on Form S-1 (CIK No. 0001642545) Submitted December 6, 2018

Ladies and Gentlemen:

On behalf of our client, ShockWave Medical, Inc. (the “Company” or “ShockWave”), we are submitting this letter in response to certain comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 1, 2019 (the “Comment Letter”) relating to the draft registration statement on Form S-1 of the Company, confidentially submitted on December 6, 2018, (the “Draft Registration Statement”). The Company is concurrently filing a registration statement (the “Registration Statement”), including changes in response to the Staff’s comments. For your convenience, we are providing by overnight delivery to the Staff courtesy copies which include three copies of the Registration Statement that have been marked to show changes from the Draft Registration Statement.

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We are responding to certain comments from the Staff received in the Comment Letter. For ease of review, we have set forth below in italics each of the comments numbered 1 through 10, as set forth in the Comment Letter, together with the Company’s response. All page references in the Company’s responses are to the Registration Statement. All capitalized terms used and not otherwise defined herein are as defined in the Registration Statement.

CONFIDENTIAL TREATMENT REQUESTED BY SHOCKWAVE MEDICAL, INC.,

CIK No. 0001642545

ShockWave Medical, Inc. - 04.04.2019 - 1

2	February 8, 2019

Our Product and Ongoing Development, page 4

1.	Please clarify what you mean by “exceptionally low rates” of complications and “significantly reduces” residual stenosis and vascular combinations.

Response: The Company has revised its disclosure on pages 4 and 100 by removing the terms “exceptionally” and “significantly”. In addition, the Company supplementally advises the Staff that its studies have in fact shown low rates of complications and reduced residual stenosis and vascular combinations, as evidenced by the results of its PAD I, PAD II, and CAD I clinical trials, as discussed in detail in the section of the Registration Statement titled “Business—Clinical Studies”.

Why ShockWave?, page 5

2.

In addition to discussing the benefits and advantages provided by your systems, please highlight any material disadvantages with your systems. Also revise to clarify the specific indication for which your product is approved. For example, your disclosure on page 14 indicates that your product is approved only for the treatment of calcified plaque, rather than non-calcified plaque.

Response: The Company has revised its disclosure on pages 5 and 101 to highlight any material disadvantages of its systems and to clarify the specific indications for which its products are approved. In addition, the Company supplementally advises the Staff that it believes that, from a technological or medical perspective, there are no material disadvantages to the use of its systems in comparison to other commercially available alternative products.

Implications of Being an Emerging Growth Company, page 7

3.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s request, the Company has supplementally provided, under separate cover, all of the written materials that have been presented to potential investors in reliance on Section 5(d) of the Securities Act. Such materials were only made available for viewing by such potential investors during the Company’s presentation. To the extent any additional written communications made in reliance of Section 5(d) of the Securities Act are made in the future, the Company will provide the Staff with any such written communications or reports.

Market, Industry and Other Data, page 71

4.	Please tell us whether you commissioned any of the third-party data included in your registration statement.

CONFIDENTIAL TREATMENT REQUESTED BY SHOCKWAVE MEDICAL, INC.,

CIK No. 0001642545

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3	February 8, 2019

Response: The Company advises the Staff that none of the third-party data included in the Registration Statement was commissioned by the Company.

Use of Proceeds, page 72

5.

Please disclose the amount of proceeds that you currently intend to use for each of the purposes mentioned in the penultimate paragraph of this section. Also clarify the current status of the clinical studies and new products and product enhancements. To the extent material additional funds will be needed to accomplish each purpose identified, state the amount and sources of such other funds needed. Refer to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 74 of the Registration Statement to indicate the estimated amount of net proceeds that the Company currently intends to use for each stated purpose. In addition, the Company has revised its disclosure on page 74 of the Registration Statement to indicate the current status of its clinical studies, new products and product enhancements.

Dilution, page 76

6.

Please expand to disclose how the amounts and percentages in the table on page 77 would change assuming the exercise of all outstanding options and warrants. Include in these revisions the right to acquire common stock mentioned on page F-25.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 79 of the Registration Statement to indicate the impact of the assumed exercise of all outstanding options and warrants, as well as the assumed exercise of outstanding rights to acquire the Company’s common stock.

The Market, page 99

7.	Please expand the disclosure in footnote (1) to the table on page 101 to disclose when the article was published in the journal.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 104 of the Registration Statement to indicate the date that the referenced article was published.

Intellectual Property, page 124

8.	Please revise to clarify the nature, scope and duration of the “Exclusive License Agreement” mentioned on page 159. Please also file that agreement as an exhibit, or advise.

Response: The Company supplementally advises the Staff that the Company has not disclosed the nature, scope or duration of the Exclusive License Agreement by and between Northgate Technologies, Inc. (together with its affiliates, “Northgate”) and the Company, dated as of June 23, 2011 (the “License Agreement”), and has not filed the License Agreement as an exhibit to the Registration Statement, as the Company has determined that the License Agreement is not material to the Company. The Company does not use any of the technology it licenses from Northgate pursuant to the License Agreement in any of the Company’s current products or products in development, and at this time the Company does not anticipate using any of such technology in any of its future products.

CONFIDENTIAL TREATMENT REQUESTED BY SHOCKWAVE MEDICAL, INC.,

CIK No. 0001642545

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4	February 8, 2019

Director Compensation, page 149

9.	Please reconcile your disclosure here that you did not provide any compensation to nonemployee directors with your disclosure on page 151 that you granted options to your non-employee directors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 154 of the Registration Statement to disclose compensation to non-employee directors.

Certain Relationships and Related Party Transactions, page 150

10.

Please clarify why the Series D convertible preferred stock transaction, and related right to acquire additional common stock, is not discussed in this section. Also revise to update the table on page 154, as appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 155 and 158 of the Registration Statement to disclose the Series D preferred stock transaction (and related right to acquire additional common stock) and the beneficial ownership of the Series D preferred stockholder. At the time of the transaction, the Series D preferred stock purchaser was not a related party of the Company and accordingly the Series D preferred stock transaction had not been disclosed as a related party transaction.

CONFIDENTIAL TREATMENT REQUESTED BY SHOCKWAVE MEDICAL, INC.,

CIK No. 0001642545

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5	February 8, 2019

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (650) 752-2004 or at alan.denenberg@davispolk.com with any questions or comments regarding this correspondence. Sincerely,

/s/ Alan F. Denenberg

cc w/o enc:	Office of Freedom of Information and Privacy Act Operations Securities and Exchange Commission, Operations Center 100 F Street, North East Mail Stop 2736 Washington, D.C. 20549

Via EDGAR and courier.

CONFIDENTIAL TREATMENT REQUESTED BY SHOCKWAVE MEDICAL, INC.,

CIK No. 0001642545

ShockWave Medical, Inc. - 04.04.2019 - 5